AgEagle Aerial Systems, Inc.

117 South 4th Street

Neodesha, KS 66757

August 24, 2018

Justin Dobbie Legal Branch Chief Office of Transportation and Leisure Securities and Exchange Commission 100 F. Street, N.E. Washington, D.C. 20549
Re:	AgEagle Aerial Systems Inc. Registration Statement on Form S-1 Filed July 24, 2018 File No. 333-226324

Dear Mr. Dobbie:

On behalf of AgEagle Aerial Systems, Inc., a Nevada corporation (the “Company”), we hereby provide a response to the comments issued in a letter dated August 3, 2018 (the “Staff’s Letter”) regarding the Company’s Registration Statement on Form S-1 Registration Statement on Form S-1 filed on July 24, 2018. Contemporaneously with this submission, we have filed an amendment to the Registration Statement on Form S-1 (the “Amended Form S-1”) reflecting the responses of the Company below. To facilitate the review by the Commission’s staff (the “Staff”) of the Amended Form S-1, the Company hereby responds to the comments set forth in the Staff’s Letter in the order of the numbered comments contained therein. Certain capitalized terms set forth in this letter are used as defined in the Amended Form S-1. For your convenience, references in the responses to page numbers are to the Amended Form S-1 and to the prospectus included therein.

Comment Number	Comment and Response

Registration Statement on Form S-1

General

1.	Please update the disclosure in your registration statement to include a discussion of the asset purchase agreement you signed with Agribotix, LLC on July 25, 2018, and file the agreement as an exhibit to your registration statement. In addition, please file all the historical and pro forma financial statements as required by Article 8 of Regulation S-X, or explain to us why you believe that this disclosure is not required.

RESPONSE: As requested by the Staff, we have included on page 26 disclosure on the asset purchase agreement the Company signed with Agribotix, LLC on July 25, 2018, and filed as Exhibit 10.17 a copy of the agreement. The Company has included all the historical and pro forma financial statements as required by Article 8 of Regulation S-X

2.	The consent of your independent registered public accounting firm filed as Exhibit 23.2 does not refer to the correct filing. In addition, the consent states that the report of the independent registered public accounting firm has been incorporated by reference; however, the report is included in the prospectus on pages F-30 to F-66. Please have the accounting firm revise the consent and file the revised consent.

RESPONSE: The consent of our independent registered public accounting firm filed as Exhibit 23.2 has been corrected to reflect the correct filing.

Thank you very much for your time and attention in connection with this filing. Should you have any questions concerning any of the foregoing, please contact Tahra Wright, Esq., of Loeb & Loeb LLP, counsel to the Company, by telephone at (212) 407-4122.

Sincerely,

/s/ Barrett Mooney
Barrett Mooney, CEO